EXHIBIT 99.1

Anfield Energy Announces Agreement to Acquire BRS Engineering, Bolstering In-House Technical Expertise for Uranium and Vanadium Projects

VANCOUVER, British Columbia, Dec. 18, 2025 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce that it has signed a definitive stock purchase agreement with Douglas L. Beahm, P.E., P.G., the Chief Operating Officer of the Company, to acquire (the “Acquisition”) BRS Inc. (“BRS”), a leading uranium-focused engineering, mine development, construction management and geology consulting firm based in Wyoming. The Acquisition is intended to integrate BRS’s renowned expertise directly into Anfield, significantly enhancing the Company’s technical capabilities as it advances toward near-term uranium and vanadium production.

BRS, founded and led by Douglas L. Beahm, a Qualified Person under NI 43-101 with over 50 years of experience in uranium exploration, mine development, ISR operations, and resource estimation – has been a key engineering partner to Anfield since 2014. BRS has authored numerous technical reports, Preliminary Economic Assessments (PEAs), and resource updates for Anfield’s assets, including the Slick Rock Project, the West Slope Projects, the Velvet-Wood Mine, and others. This acquisition brings Mr. Beahm and the BRS team in-house, with Mr. Beahm firmly committed to serving the Company in the Chief Operating Officer role while continuing to serve as principal engineer.

Corey Dias, CEO of Anfield, commented: “The integration of BRS represents a transformative step for Anfield. For years, BRS has been instrumental in validating and advancing our portfolio through independent technical engineering work. By bringing this world-class expertise fully in-house, we streamline project execution, reduce third-party costs, and accelerate our path to uranium production. This move aligns perfectly with our hub-and-spoke strategy centered on the Shootaring Canyon mill and positions Anfield as one of the most vertically integrated uranium developers in the United States.

Further, this acquisition provides BRS with an opportunity to expand its external engineering consulting business offering with the support of a publicly-traded company. Moreover, the combination could potentially create new service lines – turnkey development options for potential toll-mill partners, for example – alongside geographic expansion within the U.S. Finally, the potential identification and development of internal candidates to ultimately lead our mine and mill teams post-restart could lead to easier transition to commercial operations.”

Key Benefits of the Acquisition:

  Enhanced Technical Depth: Immediate access to decades of specialized, U.S.-based uranium and vanadium knowledge, including ISR, conventional mining, and mill reactivation and operational expertise.
  Cost and Timeline Efficiencies: Eliminates external engineering consulting delays and reduces expenses for future resource reports, PEAs, and permitting and licensing support.
  Strategic Alignment: Strengthens Anfield’s internal engineering competence to facilitate the advancement of its conventional assets while supporting ongoing mill restart efforts at Shootaring Canyon.
  Expansion opportunities: The ability to more quickly identify projects which fit into Anfield’s portfolio, providing the Company with a potentially quicker path to resource expansion.

Douglas L. Beahm, Chief Operating Officer of Anfield, added: “Joining Anfield full-time will allow us at BRS to apply our proven track record directly to one of the most promising uranium portfolios in the U.S. We are excited to facilitate faster resource upgrades, optimized mine plans, and seamless permitting – all critical as domestic uranium demand surges.”

In consideration for the Acquisition of BRS, the Company is required to complete a series of cash payments to Mr. Beahm totaling US$5,000,000. On closing, the Company will pay to Mr. Beahm US$1,500,000, with a further US$1,500,000 payable on the first anniversary of closing and a further US$2,000,000 on the second anniversary of closing.

No securities of the Company are issuable in connection with closing of the Acquisition, nor is any finders’ fee payable to any third-party. Completion of the Acquisition remains subject to a number of conditions, including receipt of any required regulatory approvals and satisfaction of customary closing deliverables. The Acquisition cannot be completed until these conditions are satisfied.

As Mr. Beahm is an officer of the Company, and a “non-arms length party”, within the meaning of the policies of the TSX Venture Exchange, the Acquisition constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Acquisition is exempt from the valuation requirement and the minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in sections 5.5(a) and 5.7(a) of MI 61-101, in that the fair market value of the Acquisition, and the consideration being offered by the Company, does not exceed twenty-five percent of the Company’s market capitalization

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSX-Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

Safe Harbor Statement
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” and “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE SECURITIES LEGISLATION (COLLECTIVELY, “FORWARD-LOOKING STATEMENTS”). STATEMENTS IN THIS NEWS RELEASE THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS AND INCLUDE ANY STATEMENTS REGARDING BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS REGARDING THE FUTURE.

EXCEPT FOR THE HISTORICAL INFORMATION PRESENTED HEREIN, MATTERS DISCUSSED IN THIS NEWS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS THAT ARE PRECEDED BY, FOLLOWED BY, OR THAT INCLUDE SUCH WORDS AS “ESTIMATE,” “ANTICIPATE,” “BELIEVE,” “PLAN” OR “EXPECT” OR SIMILAR STATEMENTS ARE FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES FOR THE COMPANY INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS ASSOCIATED WITH MINERAL EXPLORATION AND FUNDING AS WELL AS THE RISKS SHOWN IN THE COMPANY’S MOST RECENT ANNUAL AND QUARTERLY REPORTS AND FROM TIME-TO-TIME IN OTHER PUBLICLY AVAILABLE INFORMATION REGARDING THE COMPANY. OTHER RISKS INCLUDE RISKS ASSOCIATED FUTURE CAPITAL REQUIREMENTS AND THE COMPANY’S ABILITY AND LEVEL OF SUPPORT FOR ITS EXPLORATION AND DEVELOPMENT ACTIVITIES. THERE CAN BE NO ASSURANCE THAT THE COMPANY’S EXPLORATION EFFORTS WILL SUCCEED OR THE COMPANY WILL ULTIMATELY ACHIEVE COMMERCIAL SUCCESS. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS NEWS RELEASE, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS, OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE BELIEFS, PLANS, EXPECTATIONS AND INTENTIONS CONTAINED IN THIS NEWS RELEASE ARE REASONABLE, THERE CAN BE NO ASSURANCE THOSE BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS WILL PROVE TO BE ACCURATE. INVESTORS SHOULD CONSIDER ALL OF THE INFORMATION SET FORTH HEREIN AND SHOULD ALSO REFER TO THE RISK FACTORS DISCLOSED IN THE COMPANY’S PERIODIC REPORTS FILED FROM TIME-TO-TIME.

THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF THE COMPANY WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS.